UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03035692

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OCT 21 2003

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________

Commission file number 0-14549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions).

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784

{00936768.1/1177-6}

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

DECEMBER 31, 2002 AND 2001

CONTENTS

SMITH, DUKES & BUCKALEW, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

ONE MAISON BUILDING

3800 AIRPORT BOULEVARD

MOBILE, ALABAMA 36608

GEORGE R. HARRIS, JR.
GILBERT F. DUKES, JR.
YUELL B. BUSEY
G. TIMOTHY GASTON
J. WILBERT JORDAN, JR.
KERRY L. WEATHERFORD
E. LAMAR REEVES
KEVIN M. RITTELMEYER
APRIL B. BOUDREAUX
MARY M. GILMORE

MAILING ADDRESS
P. O. BOX 160427
MOBILE, ALABAMA
36616
TELEPHONE (251) 343-1200
FAX: (251) 344-0966

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of
the United Security Bancshares, Inc.
Employee Stock Ownership Plan
(with 401(k) provisions)

We have audited the accompanying statements of net assets available for benefits of United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith Dukes & Buckalew, L.L.P.

Mobile, Alabama
October 1, 2003

FINANCIAL STATEMENTS

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

ASSETS	2002	2001
INVESTMENTS	$ 5,739,782	$ 6,171,042
ACCRUED INVESTMENT INCOME	40,869	-
CASH AND CASH EQUIVALENTS	773,529	10,159
NET ASSETS AVAILABLE FOR BENEFITS	$ 6,554,180	$ 6,181,201

The Notes to Financial Statements are an integral part of these statements.

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2002 and 2001

	2002	2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
INVESTMENT INCOME:		
Net appreciation (depreciation) in fair value of investments	$ (189,465)	$ 462,386
Interest and dividends	165,085	148,866
	(24,380)	611,252
CONTRIBUTIONS:		
Participants	540,350	564,766
Participant rollover	1,258	3,597
Employer matching	427,676	406,285
	969,284	974,648
Total additions	944,904	1,585,900
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
BENEFITS PAID TO PARTICIPANTS	568,677	409,101
LIFE INSURANCE POLICY PREMIUMS	3,248	3,249
Total deductions	571,925	412,350
NET INCREASE	372,979	1,173,550
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	6,181,201	5,007,651
End of year	$ 6,554,180	$ 6,181,201

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared on an accrual basis of accounting.

Investments

Company stock

The Plan holds shares of United Security Bancshares, Inc. common stock. The fair value of the stock is determined by quoted market price.

Mutual Funds

The Plan offers participants fourteen different mutual funds. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Pooled Separate Accounts

The Nationwide Life Insurance Company, a variable annuity contract, provided participant-directed investments through a number of pooled separate accounts with underlying mutual funds in 2001. The value of the contract was determined by the value of the underlying mutual fund shares plus any distributions received from the mutual funds and less any charges assessed by the variable annuity contracts.

Guaranteed Return Insurance Contract

The Plan offered a guaranteed investment contract (GIC) through the Nationwide Life Insurance Company (Nationwide) in 2001. This investment option offered participants a contract that guaranteed a return of principal plus a stated rate of interest. The contract is included in the financial statements at contract value as reported to the Plan by Nationwide.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Benefits payments

Benefits are recorded when paid.

Description of Plan

The following description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all regular employees of United Security Bancshares, Inc. and its subsidiary companies (the Company). Effective January 1, 1991, the Plan became a stock bonus plan containing Section 401(k) features under Section 401(a) of the Internal Revenue Code. The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Each employee will become eligible for participation in the Plan on the first day of the month following his initial date of service. A participant is generally entitled to share in allocations of employer contributions only for a Plan year in which he is credited with at least 1,000 hours of service. A participant shall also share in the allocations of employer contributions for the Plan year of his retirement, death or permanent disability regardless of hours of service.

Participant accounts

Each participant's account is credited with the participant's contributions, employer contributions, and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Each participant has investment authority over all funds in his account, and is able to diversify his account among different funds with varying levels of risk.

Benefits

The normal retirement age is 65 and benefits can be paid as either a lump sum or in the form of an annuity. The Plan also provides for early retirement, hardship, disability and death benefits.

Vesting

Participants who were hired prior to January 1, 2000 are fully vested at all times in their contributions, as well as employer contributions made on their behalf. Participants who were hired on or after January 1, 2000 are fully vested at all times in their contributions, but are subject to a vesting schedule in which they become fully vested in employer contributions after six years of credited service.

Description of Plan (continued)

Forfeitures

Participants who are not credited with at least 1,000 hours of service during a Plan year will forfeit any employer contributions received for that Plan year. The forfeitures are used to reduce future employer contributions to the Plan. Total forfeitures amounted to $7,389 and $9,885 during 2002 and 2001, respectively.

Funding

The Plan provides for the following five methods of funding each participant's account:

1. **Elective contributions**

   Eligible employees may elect to make salary deferrals to the Plan between 1% to 15% of compensation, not to exceed the maximum allowed by law.

2. **Employer matching contributions**

   The employer matching contributions are discretionary and are based on employee deferrals up to 6% of compensation. The matching percentage is determined by the Board of Directors each Plan year. For the years December 31, 2002 and 2001, the employer matching percentage was 100%.

3. **Discretionary contributions**

   The Company may make a discretionary contribution in any Plan year. The contribution is based on a uniform percentage of each participant's compensation. The Company made no discretionary contributions in 2002 or 2001.

4. **Special discretionary contributions**

   A special discretionary amount in addition to any discretionary contributions may be made by the Company. The Company made no special discretionary contributions in 2002 or 2001.

5. **Rollover contributions**

   Employees may transfer amounts to the Plan which were distributed from another tax-qualified retirement plan.

Administrative Expenses

Significant administrative expenses of the Plan are absorbed by the employer.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

Income Tax Status

The Plan obtained its latest determination letter on September 21, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Plan Termination Priorities

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, the accounts of all participants affected by the termination will continue to be 100% vested.

Investments

The following table presents the fair value of investments, those that represent five percent or more of the Plan's net assets are separately identified.

	FAIR VALUE OF INVESTMENTS			
	December 31, 2002		December 31, 2001	
	Number of Shares or Principal Amount	Fair Value	Number of Shares or Principal Amount	Fair Value
Investments at Contract Value:				
Pooled separate accounts:				
Janus Fund				$ 326,305
Janus Twenty Fund				385,201
Gartmore Money Market Fund				324,419
Others				1,089,971
Guaranteed investment contract				339,705
Investments at Fair Value as Determined by Quoted Market Price:				
Mutual funds:				
American Century 20th Century Ultra Fund	39,348	827,103		-
Others		1,064,702		-
U.S. Government Securities	5,828	6,485		-
Common Stock, United Security Bancshares, Inc.	128,478	3,841,492	130,819	3,705,441
		$ 5,739,782		$ 6,171,042

Investments (continued)

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) by ($189,465) and $462,386 in 2002 and 2001, respectively, as follows:

	NET CHANGE IN FAIR VALUE	
	Year Ended December 31,	
	2002	2001
Investments at Contract Value:		
Pooled Separate Accounts and Guaranteed Investment Contract	$ -	$ (425,861)
Investments at Fair Value as Determined by Quoted Market Price:		
Mutual Funds	(408,834)	-
Common stock, United Securities Bancshares, Inc.	219,369	888,247
Net Change in Fair Value	$ (189,465)	$ 462,386

Related Party Transactions

During 2002 and 2001, the Plan purchased 5,455 and 11,136 shares of Company stock at a cost of $162,831 and $302,466, respectively.

SUPPLEMENTAL SCHEDULE

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800
Schedule H
Part IV
Item 4(i)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2002

(a)	(b)	(c)	(d)	(e)
Party in Interest	Identity of issue, borrower, lessor, or similar party	Description of Investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
#	United Security Bancshares Inc. Common Stock	128,478 shares	$ 207,560	$ 3,841,492
	GNMA Pool 9% due 1/15/2018	1,117 shares	1,117	1,243
	GNMA Pool 9% due 8/15/2017	4,711 shares	4,711	5,242
	Accessor US Gov't Money Mkt Fund	87,484 shares	87,484	87,484
	Cash		28	28
	Federated Prime Obligation Fund	686,017 shares	686,017	686,017
	Accessor Aggressive Growth Fund	2,495 shares	28,735	24,824
	Accessor Growth Fund	2,737 shares	32,494	29,530
	Accessor Balanced Fund	2,481 shares	32,573	30,712
	American Century 20th Century Ultra Fund	39,348 shares	1,045,264	827,103
	American Century 20th Century Int'l Fund	18,611 shares	139,306	118,549
	Dreyfus S&P 500 Index Fund	5,810 shares	181,132	148,726
	Federated Stock Trust	11,077 shares	363,333	301,082
	Federated Kaufman Fund	22,107 shares	88,893	76,268
	Federated Capital Appreciation Fund	2,260 shares	48,942	43,786
	Goldman Sachs Short Duration Fund	17,034 shares	171,149	172,387
	Accessor Income & Growth Fund	1,180 shares	16,432	15,910
	Accessor Income Allocation Fund	547 shares	8,270	8,309
	Federated Total Return Bond Fund	8,769 shares	92,375	94,619
				$ 6,513,311

Denotes party-in-interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2003.

Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions):



By: ____________________

Larry M. Sellers
Vice President, Secretary and Treasurer of
United Security Bancshares, Inc.

{00936768.1/1177-6}

Exhibit Index

Exhibit 23 Consent of Independent Accountants

Exhibit 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the registration statement of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) on Form S-8 (No. 333-27285) of our report dated October 1, 2003, relating to the financial statements of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions), which appears in this Form 11-K.

Smith Dukes & Buckalew, L.L.P.

SMITH, DUKES & BUCKALEW, LLP

Mobile, Alabama
October 1, 2003

{00930404.1/1177-6}